Allen & Overy LLP
Cecilia D. Blye	1221 Avenue of the Americas
Chief, Office of Global Security Risk	New York NY 10020
Division of Corporation Finance	Tel	212 610 6300
Securities and Exchange Commission	Fax	212 610 6399
100 F Street, N.E.	Direct line	212 610 6471
Washington, D.C. 20549	peter.harwich@allenovery.com

Our ref J/50254-00030 ICM:5065699.1

July 20, 2007

Re:	SAP AG Form 20-F for the Fiscal Year Ended December 31, 2006 Filed April 3, 2007 File No. 001-14251
Dear Ms. Blye:
By letter dated June 26, 2007, the staff of the Office of Global Security Risk (the Staff) of the Securities and Exchange Commission (the Commission) provided certain comments to SAP AG (SAP or the Company) For your convenience, we have reproduced in italics below the Staff’s comments in the June 26, 2007 letter and have provided SAP’s responses below each comment.
1.	We note the disclosure on pages 11, 32, and 37 of your Form 20-F regarding your operations in the Middle East. We also note various news reports that you have set up a training center in Cuba and that SAP Arabia distributes your products in Iran, Sudan, and Syria. Cuba, Iran, Sudan, Syria are identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe for us the nature and extent of your past, current, and anticipated operations in, or other contacts with, those countries, whether through subsidiaries, distributors, or other direct or indirect arrangements. Your response should describe in reasonable detail the products and services you have provided into the referenced countries, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities controlled by them.
As explained on page 29 and 34 of SAP’s 2006 Annual Report on Form 20-F (the 2006 Form 20-F), SAP offers software products, software related services (e.g. custom software development and software support) and professional services (e.g. consulting and training). These products and services are marketed and distributed primarily by SAP’s network of subsidiaries. Additionally SAP markets its software products and support services through independent resellers. In addition to SAP’s software products and support services, most of these independent resellers offer to their customers additional software products, consulting, support and training services.

Independent resellers must license SAP software from SAP in order for them to license the software to their customers. Either SAP or subsidiaries of SAP have agreements in place with all SAP resellers that require those resellers to comply with all relevant export regulations. In practice, SAP has developed a process pursuant to which any proposed software license sale into countries embargoed by the U.S. or Germany among others requires prior approval from SAP’s Corporate Legal Department. This process applies to both SAP entities and independent resellers. As a separate check on inadvertent delivery of its software to customers subject to export restrictions, every license of any SAP software anywhere in the world (whether sales made by SAP, by a subsidiary of SAP or via one of SAP’s independent resellers) requires physical and/or electronic delivery of the relevant software by SAP AG to the end customer or to a SAP subsidiary or reseller for installation at the end customer. Prior to release of any software for delivery, extensive information about the end customer must be fed into SAP’s export control system database which prevents delivery to any customers that appear on or are related to any of the persons or entities listed on the then-current U.S., E.C., German and other lists of restricted persons. SAP notes that, as with any arm’s length relationships, it is possible that independent resellers conduct in various jurisdictions business that does not consist of the license of SAP software or related intellectual property (e.g. consulting or training services). SAP has no control over where and how their independent resellers sell products and services other than SAP software and related intellectual property. SAP products are so pervasive in large organizations that an industry consisting of literally hundreds of independent companies has emerged that provides training for employees of organizations that run SAP products. So long as those independent training companies do not use SAP intellectual property, there is no way SAP can limit or even monitor their activities.
On pages 11, 32, and 37 of the 2006 Form 20-F, SAP makes disclosures about its business by region. As explained on page 32 of the 2006 Form 20-F, SAP does business in three principal regions, of which one is ‘Europe, Middle East and Africa’ (EMEA).
Training Center or Other Business in Cuba
In March of 2004 SAP became aware of a press report suggesting that SAP had set up a regional training center in Cuba. SAP immediately initiated an investigation to determine the source and validity, if any, of these statements made in the press. The investigation concluded that the press reports were entirely erroneous. As best SAP can tell a company independent of SAP had promoted a training offering in Mexico, which the press report wrongly described as including training services in Cuba.
SAP has never set up a training center in Cuba. SAP does not directly or indirectly sell products or services in Cuba nor does SAP have any other business in Cuba. SAP is not aware of any SAP contacts with the government of Cuba or entities controlled thereby nor does SAP anticipate having business in Cuba or having contacts with the government of Cuba or entities controlled thereby in the foreseeable future.
Business in the Middle East
SAP has a Software Distribution Agreement (SDA) with an independent reseller named SAP Arabia for distribution of SAP software in the Middle East. As with all reseller agreements of SAP or its subsidiaries, this SDA requires SAP Arabia to observe all relevant export laws (including those of the U.S. and Germany) when selling SAP products. The SDA also requires SAP Arabia to include in its End User License Agreements with its customers contractual provisions requiring its customers to comply with the same requirements. SAP has no SDAs for distribution of SAP software in the territory of Middle East with any reseller other than SAP Arabia.

Sudan and Syria
Under the processes described above for licensing of SAP software SAP has never granted approval for the sale of SAP software to entities in Sudan and Syria. Upon receiving the Staff’s letter dated June 26, 2007, SAP initiated an additional investigation to verify whether SAP has any business in or with Sudan or Syria. This investigation concluded that SAP has not distributed any products or services in Sudan or Syria either directly, via SAP Arabia or via any other independent party. SAP also does not have any other business in Sudan or Syria nor is SAP aware of any contacts to the governments of Sudan or Syria or entities controlled by either of them. SAP does not anticipate doing any business in Sudan or Syria or having contacts with the governments of Sudan or Syria or entities controlled by either of them in the foreseeable future.
Iran
SAP Arabia entered into three software license agreements with customers in Iran in the years 2004, 2005 and 2006. All arrangements were for a single outdated SAP software product for which SAP had determined that no product specific restrictions under German and EU export control laws existed and for which the relevant US-content is below the 10%-de minimis threshold established by the U.S. Export Administration Regulations. All three software license agreements prohibit the customers from receiving any upgrade to any other SAP software products. The customers entered into software maintenance agreements, and SAP’s consulting business provides installation consulting services to these three customers. SAP has neither employees nor office space in Iran. In connection with providing services to the customers described above, SAP and SAP Arabia have incurred minor expenses in Iran for related food, lodging and transportation for SAP employees involved in installation and support activities, and SAP has retained the services of Farsi language interpreters in Iran from time to time at customary and minor expense.
Upon receiving the Staff’s letter dated June 26, 2007, SAP initiated an additional investigation to verify the extent of SAP’s direct and indirect business with Iran. This investigation concluded that SAP has not distributed any products or services in Iran beyond those described above, either directly, via SAP Arabia, or via any other independent party. Other than as described above, SAP does not have any business in Iran nor is SAP aware of any contacts with the government of Iran or entities controlled thereby. Other than receipt of ongoing maintenance revenues from the three existing customers and consulting revenues from the yet to be completed installation consulting projects for some of these customers, SAP does not anticipate doing any business in Iran or having contacts with the government of Iran or entities controlled thereby in the foreseeable future.
2.	Please discuss the materiality of the operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the period covered by the annual report concerning each referenced country. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. States including California, Connecticut, Maine, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations or business contacts associated with Cuba, Iran, Sudan and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations and contacts.
From the transactions described above with customers in Iran, SAP recognized the following revenues in the years covered by the 2006 Form 20-F:

All amounts in € mill.	FY/2004	FY/2005	FY/2006
Software Revenue	3,55	0,22	0,16
Maintenance Revenue	0,32	0,68	0,71
Professional Services Revenue	1,42	2,66	3,32
Total Revenue	5,29	3,56	4,19
The following table shows these revenue amounts as a percentage of SAP’s revenues in the respective years:

	FY/2004	FY/2005	FY/2006
Software Revenue	0,150%	0,008%	0,005%
Maintenance Revenue	0,011%	0,021%	0,020%
Professional Services Revenue	0,062%	0,107%	0,122%
Total Revenue	0,070%	0,042%	0,045%
The impact of the business with the three customers in Iran is therefore quantitatively clearly inconsequential to SAP in each of the periods presented.
SAP then assessed the qualitative impact to SAP of SAP Arabia’s three customers in Iran. While there has been no error in financial reporting, SAP has considered among others the factors described in Staff Accounting Bulletin 99, the Supreme Court’s determination of materiality, the extent any of SAP’s large shareholders has expressed an intention to divest holdings of companies with direct or indirect revenues from customers in Iran and the extent that SAP expects any customers to discontinue or prospective new customers to decline to do business with SAP as a result of these three customers. SAP has concluded that SAP’s quantitatively inconsequential business activities in Iran would not be viewed as qualitatively material by a reasonable investor in making a rational investment decision. SAP believes that a reasonable investor would not view the tiny amount of revenue lawfully derived from customers in Iran for the sale of an out-of-date version of an SAP product that has no dual-use as material to an understanding of SAP’s business, results of operations, prospects or financial condition. In addition, while SAP is not able to determine the identity of all its shareholders due to the bearer nature of the SAP shares, SAP does, based on an analysis of existing shareholder information, not believe that any shareholder that would be required to dispose of SAP’s shares as a result of revenues derived from Iran (including the entities described in the Staff’s letter) holds any significant equity stake in SAP.
SAP acknowledges that:
•	SAP is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	SAP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours sincerely,
/s/ Peter Harwich
Peter Harwich

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